May 9, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:     Global Eagle Acquisition Corp.
17,500,000 Units
Registration Statement on Form S-1
File No. 333-172267

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Global Eagle Acquisition Corp.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on May 11, 2011 at 2:00 p.m., Eastern Standard Time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: April 22, 2011
(ii)	Approximate dates of distribution: April 25, 2011 – May 11, 2011
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 3
(iv)	Number of prospectuses so distributed: 5,589
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.

Very truly yours,

Citigroup Global Markets Inc.

/s/ Eric W. Wooley

Eric W. Wooley
Director